Exhibit 99.(a)(1)(O)

[communication to be in email format]

On July 7, 2005 we commenced an offer to exchange certain outstanding options held by eligible employees for shares of restricted stock (the “Offer”). The initial expiration of the Offer was scheduled to occur at midnight, Pacific time, on Friday, August 5, 2005. We are extending the Offer by one week, and the Offer will instead expire at midnight, Pacific Time, on Friday, August 12, 2005 (the “Extended Offer Period”). During the Extended Offer Period, we will continue, upon the election of eligible employees, to accept eligible options for exchange for shares of restricted common stock, upon the terms and conditions set forth in the Offer to Exchange, dated July 7, 2005, as amended.

If you have not yet submitted your Election Forms, please do so as soon as possible. An Election Form is attached for your convenience. All Election Forms must be returned no later than midnight, Pacific Time, on Friday, August 12, 2005.

For additional information about this amendment, or the Offer generally, please send an email to Sorrell Johnson at sjohnson@ariba.com.